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               BERISFORD PLC AND SCOTSMAN INDUSTRIES, INC. REACH
                 AGREEMENT ON THE SALE OF SCOTSMAN TO BERISFORD
                               FOR $33 PER SHARE


LONDON, United Kingdom and VERNON HILLS, Illinois - On July 2, 1999, Berisford plc (LSE: BRFD) and Scotsman Industries, Inc. (NYSE: SCT) jointly announced that they have entered into a definitive agreement pursuant to which Scotsman will be acquired for cash by an indirect subsidiary of Berisford for $33.00 per share. The aggregate value of the transaction is approximately $712 million on a fully-diluted basis, including approximately $348 million of Scotsman's net debt.

In the transaction, Scotsman's shareholders will receive $33.00 per share in cash, without interest, pursuant to a tender offer for all of Scotsman's outstanding shares. The tender offer is expected to commence on July 9, 1999, and is currently scheduled to close after 25 business days have passed. Scotsman's shares not purchased in the tender offer will be converted into $33.00 per share in cash in a subsequent merger.

Scotsman's Board of Directors has recommended that stockholders tender their shares and approve the subsequent merger. The tender offer is subject to a majority of Scotsman's shares being tendered and not withdrawn, the shareholders of Berisford approving the transaction, compliance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as well as other customary conditions.

Berisford is a global manufacturer comprised of two businesses, Welbilt and Magnet. Magnet is a leading manufacturer of kitchen furniture, doors, windows and bathroom products. Welbilt is the leading North American supplier of cooking and warming equipment to the global foodservice industry. Welbilt focuses on five primary market segments, including: quick service and full service restaurant chains, hotels, institutional customers and independent restaurant operators. Scotsman is a leading international manufacturer of commercial refrigeration ice-making and food preparation products for the foodservice and food retail industries.

Berisford's acquisition of Scotsman furthers its goal of becoming the leading



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global food equipment company. The acquisition of Scotsman also extends
Welbilt's product range, which is predominantly in cooking and warming, into the cold-side product area, wherein a number of Scotsman's businesses have leading market positions. Moreover, the acquisition of Scotsman enables Welbilt to supply customers with a full range of products, which Berisford believes will be increasingly important for the successful development of global foodservice equipment business.

Berisford's sales for the last twelve months ended March 27, 1999 were $1,012.9 million (L621.4 million), with net income of $102.7 million (L63.0 million), or $0.41 (25.3 pence) per share (diluted). Scotsman's sales for the last twelve months ended April 4, 1999 were $640.6 million, with net income of $18.9 million, or $1.76 per share (diluted). Since the first quarter, market conditions for Scotsman have remained mixed and beverage systems in particular continues to experience subdued levels of demand.

Commenting on the acquisition, David W. Williams, Chief Executive Officer of Berisford stated, "This is a major strategic move for Berisford that will immediately transform our existing business into one of the world's largest foodservice equipment manufacturers. The acquisition of Scotsman will create significant opportunities to grow revenues aggressively and represents a substantial step forward in the development of our foodservice equipment division."

Richard C. Osborne, Chairman and Chief Executive Officer of Scotsman stated, "The combination of Berisford and Scotsman is powerful. The resulting company will have approximately $1.5 billion in food equipment sales with exceptional global capabilities. The combination of strong brands and strategic positions in both the "hot" and "cold" side will be unparalleled and provide unique opportunities to create value for our customers. The benefits to our associates include increased long term business stability and increased prospects for personal and career growth. In addition, our shareholders receive what we believe is an attractive price for their shares."

The boards of both companies have approved the merger agreement and the tender offer. In addition, Berisford plans to tender for the 8.625 percent senior subordinated notes of Scotsman.

The Scotsman businesses will gradually be integrated with Berisford's foodservice equipment business, with its North American business reporting



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to Andrew F. Roake, Chief Executive Officer of Welbilt, and its international operations reporting directly to David W. Williams. Berisford will continue to use the several Scotsman brands in connection with its foodservice equipment business.

Schroder & Co. Inc. is serving as financial advisor to Berisford, and Morgan Stanley Dean Witter is serving as financial advisor to Scotsman. Cadwalader, Wickersham & Taft is serving as legal advisor to Berisford, and Sidley & Austin is serving as legal advisor to Scotsman. The acquisition will be financed through a newly arranged $600 million (L381 million) term loan facility and a $300 million (L190 million) revolving loan facility which have been fully underwritten by Barclays Bank PLC and National Westminster Bank Plc.

Consistent with the terms of the agreement, Scotsman's Board of Directors has preserved its ability as a fiduciary to provide information and enter into negotiations where appropriate with a third party.

Part of this news release contains forward-looking statements that involve risks and uncertainties; actual results could differ materially from those projected in the forward-looking statements. The risks and uncertainties are detailed from time to time in the Berisford and Scotsman reports filed with the London Stock Exchange and Securities and Exchange Commission, respectively.



Contacts:   David W. Williams, Berisford plc                     44 171 312 2500
            Richard C. Osborne, Scotsman Industries, Inc.           847 215 4445
            Dick Saunders, Cardew & Co.                          44 171 930 0777